UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Eagleford Energy Inc. News Release as filed on SEDAR on March 6, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2012	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina Title: President

Item 1

Eagleford Energy Announces 2 for 1 Forward Stock Split

Toronto, Canada March 6, 2012 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Corporation”), announces that following its Annual Meeting of Shareholders held on February 24, 2012 and the shareholder consents given therein, the Corporation has authorized a 2-for-1 forward stock split (the “Stock Split”), pursuant to which one (1) newly-issued share of the Corporation’s common stock (the “Common Stock”) shall be issued to each holder of a share of Common Stock as of the close of business on March 16, 2012 (the “Record Date”).

The Articles of the Corporation will be amended to effect the Stock Split by filing Articles of Amendment to implement the Stock Split effective the Record Date. The Common Stock to implement the Stock Split shall be issued effective March 19, 2012. No fractional shares shall be issued as a result of the Stock Split, and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and mailed to the holder of the fractional interest as his or her interest appears.

The shares of Common Stock issued pursuant to the Stock Split will be delivered to the Corporation’s stockholders of record as of the Record Date at their respective address of record appearing on the books of the Corporation. The Corporation’s stockholders will not be required to surrender their existing certificates to receive the shares to be issued pursuant to the Stock Split.

For further information, please contact:

Eagleford Energy Inc.

Investor Relations

Telephone: 877-723-5542

Facsimile: 416 364-8244

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244